Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements

March 31, 2008

(expressed in Canadian dollars)

Baja Mining Corp.

Interim Consolidated Balance Sheets - Unaudited

As at March 31, 2008 and December 31, 2007

(expressed in Canadian dollars)

	Mar. 31,	Dec. 31,
	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	4,718,591	1,043,292
Short term deposits (note 3)	17,270,101	32,183,356
Other receivables	700,765	265,478
Deposits and prepaids	1,829,177	941,512
	24,518,634	34,433,638
Mineral properties (notes 4, 7 (e) and 8)	28,762,734	18,570,806
Property, plant and equipment (note 5)	2,009,755	1,668,224
	55,291,123	54,672,668
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,453,441	2,691,712
Current portion of special warrant liability (note 6)	306,728	-
	1,760,169	2,691,712
Special warrant liability (note 6)	503,495	752,539
	2,263,664	3,444,251
Shareholders’ Equity
Share capital (note 7)	108,771,331	105,841,420
Share purchase warrants (note 7(c))	16,274,999	17,199,279
Contributed surplus (note 7(f))	6,908,834	6,744,132
Deficit	(78,927,705)	(78,556,414)
	53,027,459	51,228,417
	55,291,123	54,672,668

Commitments (note10)

Significant events (note 14)

Subsequent event (note 15)

On behalf of the Board

/s/ C. Thomas Ogryzlo	Director	/s/ Robert Mouat	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited

For the three month periods ended March 31, 2008 and 2007

(expressed in Canadian dollars)

	2008	2007
	$	$

Expenses

Amortization	26,219	19,953
Exploration	-	4,391,721
Foreign exchange	23,982	39,242
General and administration	290,567	203,078
Management and directors fees (note 8)	57,000	61,500
Professional and consulting fees	157,039	108,540
Shareholders information	145,880	362,428
Stock-based compensation (note 7 (e))	38,764	287,302
Wages and subcontract	219,711	187,282

Loss before other items	(959,162)	(5,661,046)
Gain on disposition of property, plant and
equipment (note 5)	306,882	-
Interest income and other	280,989	106,780
Loss and comprehensive loss for the period	(371,291)	(5,554,266)

Deficit – Beginning of period	(78,556,414)	(67,445,063)

Deficit – End of period	(78,927,705)	(72,999,329)

Basic and diluted loss per share for the period	(0.00)	(0.05)
Weighted average number of shares
outstanding	141,581,076	108,315,791

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Interim Consolidated Statement of Changes in Shareholders’ Equity - Unaudited

For the three month period ended March 31, 2008 and year ended December 31, 2007

(expressed in Canadian dollars)

	2008	2007
	$	$

Share capital
Balance – beginning of period	105,841,420	65,258,086
Non-brokered private placement	-	21,776,590
Brokered private placement	-	10,835,840
Share issuance costs	-	(1,497,680)
Shares issued on exercise of warrants	2,005,631	5,017,325
Fair value of warrants exercised	924,280	1,974,924
Shares issued on exercise of stock options	-	845,250
Fair value of stock options exercised	-	1,631,085
Balance – end of period	108,771,331	105,841,420

Share purchase warrants
Balance – beginning of period	17,199,279	6,496,517
Non-brokered private placement share
purchase warrants	-	8,262,410
Brokered private placement share purchase
warrants	-	4,165,059
Share purchase warrants issue costs	-	(534,055)
Fair value of agent warrants	-	631,310
Fair value of additional agent warrants	-	105,380
Fair value of shares issued on exercise of
warrants	(924,280)	(1,974,924)
Fair value of special warrants	-	47,582
Balance – end of period	16,274,999	17,199,279

Contributed Surplus
Balance – beginning of period	6,744,132	6,972,565
Fair value of stock options granted	164,702	1,402,652
Fair value of stock options exercised	-	(1,631,085)
Balance – end of period	6,908,834	6,744,132

Deficit
Balance – beginning of period	(78,556,414)	(67,445,063)
Loss for the period	(371,291)	(11,111,351)
Balance – end of period	(78,927,705)	(78,556,414)

Total Shareholders’ Equity	53,027,459	51,228,417

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Interim Consolidated Statement of Cash Flows - Unaudited

For the three month periods ended March 31, 2008 and 2007

(expressed in Canadian dollars)

	2008	2007
	$	$

Cash flows from operating activities
Loss for the period	(371,291)	(5,554,266)
Items not affecting cash
Amortization	26,219	51,209
Fair value of special warrants	-	805,161
Accretion of special warrants liability	-	30,670
Gain on disposition of property, plant and
equipment	(306,882)	-
Stock-based compensation expense	38,764	287,302
Unrealized foreign exchange	28,478	-

	(584,712)	(4,379,924)
Net changes in working capital balances
Other receivables	(172,232)	125,747
Deposits and prepaids	(892,665)	54,592
Accounts payable and accrued liabilities	(148,070)	827,342

	(1,797,679)	(3,372,243)

Cash flows from investing activities
Redemption of short term deposits	14,655,200	2,863,538
Mineral properties and related deferred costs, net	(11,417,193)	-
Disposition of property, plant and equipment	350,383	-
Acquisition of property, plant and equipment	(121,043)	(157,115)

	3,467,347	2,706,423

Cash flows from financing activities
Net proceeds from issuance of common shares	2,005,631	605,989

	2,005,631	605,989

Increase (decrease) in cash and
cash equivalents	3,675,299	(59,831)

Cash and cash equivalents - Beginning of
period	1,043,292	1,475,375

Cash and cash equivalents - End of period	4,718,591	1,415,544

Supplemental cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Nature and continuance of operations

Baja Mining Corp. (the “Company”), was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange and the Frankfurt Stock Exchange.  The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”).

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo project and, due to the positive results of the DFS, the project is in the development stage.  On April 17, 2008 the Company announced the updated project capital costs, indicating that the project remains economically viable.

On April 17, 2008 the Company announced it had entered into and agreement to sell a 30% interest in its subsidiary Minera y Metalurgica del Boleo, SA de CV (“MMB”) (note 15).  The recoverability of the Company’s investment in its mineral properties is dependant upon the Company’s ability to complete this or similar agreements, debt financings, equity financing and the ability to generate profitable operations in the future (note 10 (a)).

2

Summary of significant accounting policies

Basis of presentation

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiary, Invebaja, SA de CV and its wholly owned subsidiaries Desarrolloas y Servicios Costeos, SA de CV, Servicios y Desarrollos Meseta Central, SA de CV and MMB, which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2008:

(1)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Summary of significant accounting policies (continued)

a)

Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance;

b)

Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks; and

c)

Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment.  All deposits mature within one year of March 31, 2008.

(2)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007 are as follows:

	Mar. 31,	Dec. 31,
	2008	2007
	$	$

Property rights and land (note 4(a))	734,424	734,424
Mining concessions (note 4(b))	106,350	106,350
Deferred development costs
Stock based compensation	331,141	205,203
Accretion of special warrant liability	89,493	60,287
Amortization	131,542	72,278
Engineering	9,765,713	6,554,354
Site work	10,080,158	4,058,143
Construction in progress	4,223,351	3,837,045
Salary, consulting, financing and other costs	3,300,562	2,942,722

Total at cost	28,762,734	18,570,806

a)

Property rights

The Company owns three properties with clear title and one 30-year prepaid lease for $39,723 on lands located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $7,700.

b)

Mining concessions

The Company has acquired certain concessions comprised of 18 separate titles, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $58,400.

(3)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Property, plant and equipment

			Mar. 31,
			2008

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	542,729	237,566	305,163
Leasehold improvements	149,162	62,606	86,556
Machinery and equipment	1,394,709	227,779	1,166,930
Office equipment and furniture	187,281	86,820	100,461
Transportation equipment	67,590	51,118	16,472
Buildings	368,085	33,912	334,173

	2,709,556	699,801	2,009,755

			Dec. 31,
			2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	512,773	185,093	327,680
Leasehold improvements	149,162	55,149	94,013
Machinery and equipment	1,143,763	278,958	864,805
Office equipment and furniture	182,562	73,302	109,260
Transportation equipment	67,590	48,927	18,663
Buildings	287,229	33,426	253,803

	2,343,079	674,855	1,668,224

During the period the Company disposed of machinery and equipment used in the test mine, realizing a gain of $306,882.  The Company purchased replacement equipment, but was not required to make payment until after the quarter end.

(4)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded, as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

	Amount	Discounted	Discounted
	US$	US$	CDN$
Balance - December 31, 2007	999,900	759,144	752,539
Accretion of discounted liability	-	29,087	29,206
Unrealized foreign exchange		-	28,478
Balance – March 31, 2008	999,900	788,231	810,223
Less – current portion	(333,300)	(298,403)	(306,728)
Long term balance – March 31, 2008	666,600	489,828	503,495

(5)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

7

Share capital

a)

Authorized

Unlimited common shares without par value

b)

Details of share capital activity are as follows:

	Shares	Amount
		$
Balance – December 31, 2006	107,884,017	65,258,086
Non-brokered private placement (note 7 (c))	16,150,000	21,776,590
Brokered private placement (note 7(c))	8,065,000	10,835,840
Share issue costs (note 7(c))	-	(1,497,680)
Shares issued on exercise of warrants	6,324,497	5,017,325
Fair value of warrants exercised	-	1,974,924
Shares issued on exercise of stock options	2,275,000	845,250
Fair value of options exercised	-	1,631,085
Balance – December 31, 2007	140,698,514	105,841,420

Shares issued on exercise of warrants	1,667,615	2,005,631
Fair value of warrants exercised	-	924,280
Balance – March 31, 2008	142,366,129	108,771,331

c)

Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
		$

Balance – December 31, 2006	22,920,546	6,496,517

Brokered private placement share purchase warrants	5,242,250	4,165,059
Non-brokered private placement share purchase warrants	10,497,500	8,262,410
Share purchase warrants issue costs	-	(534,055)
Fair value of agent warrants	428,250	631,310
Fair value of additional agent warrants	89,767	105,380
Fair value of special warrants	180,000	47,582
Fair value of share purchase warrants exercised	(6,324,497)	(1,974,924)

Balance – December 31, 2007	33,033,816	17,199,279

Fair value of share purchase warrants exercised	(1,667,615)	(924,280)

Balance – March 31, 2008	31,366,201	16,274,999

(6)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

7

Share capital (continued)

d)

Warrants

A summary of the Company’s share purchase warrants at March 31, 2008 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance – December 31, 2007	33,033,816	1.86

Issued	-	-
Exercised	(1,667,615)	1.20
Expired	-	-

Balance – End of period	31,366,201	1.89

The following table summarizes information about share purchase warrants outstanding at March 31, 2008:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$

0.90 to 0.99	122,522	3.04	0.90
1.00 to 1.49	14,895,679	2.25	1.21
1.50 to 2.50	16,168,000	4.49	2.49
US 5.555	180,000	2.04	US 5.555

	31,366,201	3.40	1.89

(7)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

7

Share capital (continued)

e)

Stock options

A summary of the Company’s stock options at March 31, 2008 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance – December 31, 2007	9,365,000	1.08

Granted	300,000	1.68
Exercised	-	-
Cancelled	-	-

Balance – End of period	9,665,000	1.10

The following table summarizes information about stock options outstanding and exercisable at March 31, 2008:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$	$	$

0.35 to 0.49	2,365,000	2.00	0.35	2,365,000	0.35
0.50 to 0.99	700,000	2.88	0.78	700,000	0.78
1.00 to 1.49	5,450,000	3.48	1.32	5,450,000	1.32
1.50 to 1.99	1,150,000	4.22	1.83	416,667	1.74

	9,665,000	3.07	1.10	8,931,667	1.00

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At March 31, 2008, the Company has reserved 10,259,539 common shares under the plan but can reserve a maximum of 14,236,612 common shares.

(8)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Share capital (continued)

e)

Stock options (continued)

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of   every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period was estimated at each grant date using the Black-Scholes option-pricing model. During the period, the Company granted 300,000 five-year stock options to consultants and employees at an exercise price between $1.77 and $1.64, fair value $301,169.  Total stock-based compensation recorded during the period on all vesting options was $164,702.  This has been recognized and charged (based upon the work carried out by the employee or consultant) to either, administration ($38,764) or deferred project costs ($125,938), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2008
$

Risk-free interest rate	3.75%
Dividend yield	0%
Expected volatility	84%
Expected stock option life	3.5 years
Weighted average fair value of stock options
granted	$1.00

f)

Contributed surplus

Details are as follows:

$
Balance - December 31, 2006	6,972,565
Fair value of options granted	1,402,652
Fair value of options exercised	(1,631,085)
Balance – December 31, 2007	6,744,132
Fair value of options granted	164,702
Balance – March 31, 2008	6,908,834

(9)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Related party transactions

The Company entered into the following transactions during the quarter with directors or officers of the Company or with companies with directors or officers in common:

	2008	2007
	$	$

Directors fees – administration	21,000	12,750
Management fees – exploration	-	124,530
Management fees - administration	36,000	48,750
Management fees – development costs	132,000	-
	189,000	186,030

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Segmented information

The Company’s only business activity is development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the year ended March 31, 2008 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	1,059,662	29,712,827	30,772,489
Current assets	22,395,800	2,122,834	24,518,634
Total assets	23,455,462	31,835,661	55,291,123

The breakdown by geographic region for the year ended Dec. 31, 2007 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	783,662	19,775,368	20,559,030
Current assets	32,513,882	1,919,816	34,433,638
Total assets	33,297,484	21,375,184	54,672,668

No revenues were earned in either of the geographic areas.

(10)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo project.  Total contractual obligations entered at March 31, 2008 are estimated to be $63.5 million.  The amounts paid or accrued on those contracts was $8.3 million, for a remaining commitment of $55.2 million.  Although committed, if required the Company can terminate these commitments for an estimated $5.1 million.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at March 31, 2008 amount to:

$

2008	610,000
2009	586,000
2010	295,000

1,491,000

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

$

2008	77,000
2009	104,000
2010	77,000

258,000

11

Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	Mar. 31,	Mar. 31,
	2008	2007
	$	$

Increase in accounts payable and accrued liabilities
related to mineral property and deferred
development costs	408,059	-
Increase in accounts payable and accrued liabilities
related to property, plant and equipment	349,472	-

(11)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Supplemental cash flow information (continued)

Special warrant accretion included in mineral
property and deferred development costs	29,206	-
Stock-based compensation included in mineral
property and deferred development costs	125,938	-

Other supplemental information:

	Mar. 31,	Mar. 31,
	2008	2007
	$	$

Interest received	159,442	100,039
Interest paid	-	-

.

12

Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the El Boleo mineral property for its stakeholders.  The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants).  However, in the past year the Company has expanded its sources of capital to special warrants and is actively working to close a financing package consisting of senior debt, a development partnership and additional subordinated debt for the El Boleo project. These new sources of capital will allow the Company to obtain a more flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, special warrant liability, anticipated senior and subordinated debt, as well as the cash and cash equivalents and short term deposit balances.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term deposits.

To assist in the management of its capital requirements, the Company has prepared a project capital expenditure budget for the El Boleo project and updates this as necessary depending on various factors, including successful capital deployment and general industry conditions. The updated project budget has been approved by the Board of Directors during the quarter.

The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment.  All its funds are available for project and corporate objectives.

(12)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Management of capital risk (continued)

Although, the Company has sufficient capital resources to meet its annual corporate requirements it does not currently have sufficient capital resources to meet its estimated project capital expenditure requirements.  The Company’s management is focused on completing the various financing packages noted above in order to meet these requirements and has not made financial commitments beyond its current capital resources.

13

Management of financial risk

The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations.  A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.  However, under the terms of the senior debt financing arrangements for the Boleo project, the Company will be required to hedge a percentage of both its foreign exchange risk and its base metals production sales.

The Company financial instruments are also exposed to limited liquidity risk and interest risk.

Liquidity risk, the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 12 to the unaudited consolidated financial statements. Accounts payable and accrued liabilities and the current portion of the special warrant liability are due within the current operating period.

Interest rate risk, the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term deposit is limited because these investments have fixed rates of return.

As at March 31, 2008, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount
	$	$

Cash in United States dollars	2,039,575	1,984,303
Cash in Mexican pesos	3,253,361	303,701
Value added taxes recoverable in Mexican pesos	2,730,060	254,851
Accounts payable in United States dollars	399,640	388,810
Accounts payable in Mexican Pesos	3,111,464	290,455

(13)

Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Management of financial risk (continued)

As at December 31, 2007, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount
	$	$

Cash in United States dollars	771,991	762,804
Cash in Mexican pesos	1,001,796	90,653
Value added taxes recoverable in Mexican pesos	2,155,500	195,051
Accounts payable in United States dollars	516,340	514,340
Accounts payable in Mexican Pesos	3,126,273	284,803
Accounts payable in Euros	68,635	102,533
Accounts payable in Australian dollars	228,470	198,084

Significant events

a)

On September 12, 2007 the Company entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“HVB”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to the Company. HVB will be the sole arranger and underwriter of the Facilities.

The senior financing commitment has received all necessary credit approvals, subject to finalization of the capital cost update, completed April 17, 2008, and other standard terms and conditions precedent agreed to by the Company and HVB.

The proceeds of the Facilities will be used to partly finance the development, construction and working   capital costs of the El Boleo project.

b)

On November 13, 2007 the Company entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million.

The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment     in connection with the El Boleo project.

The Facility has a final maturity date of seven years from initial drawdown. The Agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction.

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Baja Mining Corp.

Notes to Interim Consolidated Statements - Unaudited

March 31, 2008

(expressed in Canadian dollars)

Subsequent event

Subsequent to quarter-end the Company announced a new development partner and financing arrangements for the construction of its El Boleo Project.  The Company entered into an agreement with a Korean consortium (the “Consortium”) led by Korea Resources Corporation (“Kores”) pursuant to which the Consortium will acquire a 30% interest in the El Boleo Project through the acquisition of a 30% interest in the Company’s Mexican subsidiary, MMB.  Consideration will consist of an up-front cash payment to the Company, reimbursement of agreed project expenditures since completion of the DFS, payment of the Consortium’s proportionate share of project capital costs and, in conjunction with a Korean lending agency, a package of senior and subordinated debt financing. In addition, the Consortium will provide a completion guarantee in respect of its share of project financing. Through the transaction, the Consortium will also acquire a right to off-take 30% of the El Boleo mine’s production on commercial terms.

In addition to normal conditions precedent for transactions of this nature, the transactions are subject to the approval of the Boards of the Korean Consortium and Baja, the government of Korea and the Mexican Federal Commission of Competition, and are also subject to the negotiation and bank approval of the final debt terms and credit structure.

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